19008827

Securities and Exchange
MAR 04 2019
RECEIVED

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SEC FILE NUMBER
8-53255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clint J Pogemiller 309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.**

Oath or Affirmation

I, Clint Pogemiller, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ASHLEY NELSON
Notary Public - State of Illinois
My Commission Expires 3/06/2021

President

Notary Public

This report* * contains (check all applicable boxes):

(X) (a) Facing page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Change in Financial Condition
(X) (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(X) (m) A copy of the SIPC Supplemental Report. *(Under Separate Cover)*
(X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Modern Woodmen
MWA Financial Services Inc.

Touching lives. Securing futures.®

Consolidated Financial Statements and Supplemental Information

MWA Financial Services, Inc.
Years Ended December 31, 2018 and 2017
With Reports of Independent Registered Public Accounting Firm

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
MWA Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better working world

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
Des Moines, Iowa
February 25, 2019

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31 2018	December 31 2017
Assets		
Cash and cash equivalents	**$ 1,740,243**	$ 1,791,789
Receivables from brokers, dealers, and others	**767,109**	781,985
Other assets	**102,971**	81,143
Software (net of accumulated amortization of $33,322 in 2018 and $27,766 in 2017)	**–**	5,556
Total assets	**$ 2,610,323**	$ 2,660,473
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 245,956**	$ 418,206
Accounts payable and accrued expenses	**1,357,952**	1,305,211
Total liabilities	**1,603,908**	1,723,417
Stockholder's equity:		
Common stock, $1,000 per share stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**15,525,000**	15,275,000
Retained deficit	**(15,518,585)**	(15,337,944)
Total stockholder's equity	**1,006,415**	937,056
Total liabilities and stockholder's equity	**$ 2,610,323**	$ 2,660,473

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2018	**2017**
Revenues		
Concession income	**$ 23,132,467**	$ 19,608,843
Variable product distribution fee income	**330,000**	330,000
Interest income	**9,875**	3,621
Field reimbursements	**553,288**	587,131
Other income	**63,798**	56,878
Total revenues	**24,089,428**	20,586,473
Expenses		
Commissions	**19,637,297**	16,645,030
Licenses and fees	**552,796**	597,027
Professional fees	**76,559**	88,611
Salaries and related expenses	**3,189,657**	3,041,898
Other operating expenses	**813,760**	748,895
Total expenses	**24,270,069**	21,121,461
Net loss	**$ (180,641)**	$ (534,988)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		**Additional**		
	Shares	**Stated Value**	**Paid-In Capital**	**Retained Deficit**	**Total**
Balance at January 1, 2017	1,000	$ 1,000,000	$ 15,025,000	$ (14,802,956)	$ 1,222,044
Capital contribution from Modern Woodmen of America	–	–	250,000	–	250,000
Net loss	–	–	–	(534,988)	(534,988)
Balance at December 31, 2017	1,000	1,000,000	15,275,000	(15,337,944)	937,056
Capital contribution from Modern Woodmen of America	**–**	**–**	**250,000**	**–**	**250,000**
Net loss	**–**	**–**	**–**	**(180,641)**	**(180,641)**
Balance at December 31, 2018	**1,000**	**$ 1,000,000**	**$ 15,525,000**	**$ (15,518,585)**	**$ 1,006,415**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2018	**2017**
Operating activities		
Net loss	**$ (180,641)**	$ (534,988)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization expense	**5,556**	11,112
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**14,876**	(214,142)
Other assets	**(21,828)**	(27,134)
Due to Modern Woodmen of America	**(172,250)**	174,305
Accounts payable and accrued expenses	**52,741**	222,102
Net cash used in operating activities	**(301,546)**	(368,745)
Financing activities		
Capital contribution from Modern Woodmen of America	**250,000**	250,000
Net cash provided by financing activities	**250,000**	250,000
Decrease in cash and cash equivalents	**(51,546)**	(118,745)
Cash and cash equivalents at beginning of year	**1,791,789**	1,910,534
Cash and cash equivalents at end of year	**$ 1,740,243**	$ 1,791,789

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. Amortization is computed on the straight-line method using an estimated useful life of three years.

1. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4). The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,740,243 and $1,791,789 during the years ended December 31, 2018 and 2017, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2018 and 2017.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2018 and 2017.

Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. In September 2017, the FASB issued ASU 2007-13 to amend the effective date of ASU 2014-09 to fiscal years beginning after December 15, 2017.

In February 2018, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), which requires lessees to recognize assets and liabilities for most leases. ASU 2014-09 is effective for financial statements issued for annual periods beginning after December 15, 2019 with early adoption is permitted. The Company has completed its analysis surrounding the standard and has determined that the new guidance does not have a material effect on the statements of financial condition, operations or cash flows.

2. Business Segments

The company has two segments based on the two separate entities, MWA Financial Services, Inc. and MWAGIA, Inc. All revenues are from customers located in the United States of America with no revenue from transactions with other operating segments. Selected summarized financial data as of December 31, 2018 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 20,927,509	$2,204,958	$ -	$ 23,132,467
Variable product distribution fee	330,000	-	-	330,000
Interest income	9,620	255	-	9,875
Field reimbursements	553,288	-	-	553,288
Other income	-	63,798	-	63,798
Total revenues	21,820,417	2,269,011	-	24,089,428
Expenses				
Commissions	17,830,294	1,807,003	-	19,637,297
Licenses and fees	540,308	12,488	-	552,796
Professional fees	60,821	15,738	-	76,559
Salaries & related expenses	2,601,459	588,198	-	3,189,657
Equity in net loss of wholly owned subsidiary	249,320	-	(249,320)	-
Amortization expense	-	5,556	-	5,556
Income tax expense	9,617	3,752	-	13,369
Other operating expenses	709,239	85,596	-	794,835
Total expenses	22,001,058	2,518,331	(249,320)	24,270,069
Net loss	$ (180,641)	$ (249,320)	$ 249,320	$ (180,641)
Revenue from external customers	$ 11,242,330	$ 2,269,011	$ -	$ 13,511,341
Total assets	$ 2,330,162	$ 329,776	$ (49,615)	$ 2,610,323
Total liabilities	1,323,747	280,161	-	1,603,908
Total stockholders' equity	$ 1,006,415	$ 49,615	$ (49,615)	$ 1,006,415

2. Business Segments (continued)

Selected summarized financial data as of December 31, 2017 for each segment is as follows:

	MWA Financial Services, Inc.	MWAGIA, Inc.	Elimination	Consolidated
Revenue				
Concessions income	$ 17,372,969	$ 2,235,874	$ -	$ 19,608,843
Variable product distribution fee	330,000	-	-	330,000
Interest income	3,376	245	-	3,621
Field reimbursements	587,131	-	-	587,131
Other income	-	56,878	-	56,878
Total revenues	18,293,476	2,292,997	-	20,586,473
Expenses				
Commissions	14,802,063	1,842,967	-	16,645,030
Licenses and fees	580,24	16,793	-	597,027
Professional fees	74,026	14,585	-	88,611
Salaries & related expenses	2,496,932	544,966	-	3,041,898
Equity in net loss of wholly owned subsidiary	226,728	-	(226,728)	-
Amortization expense	-	11,112	-	11,112
Income tax expense	8,130	3,113	-	11,243
Other operating expenses	640,351	86,189	-	726,540
Total expenses	18,828,464	2,519,725	(226,728)	21,121,461
Net loss	$ (534,988)	$ (226,728)	$ 226,728	$ (534,988)
Revenue from external customers	$ 9,733,827	$ 2,292,997	$ -	$ 12,026,824
Total assets	$ 2,394,951	$ 314,457	$ (48,935)	$ 2,660,473
Total liabilities	1,457,895	265,522	-	1,723,417
Total stockholders' equity	$ 937,056	$ 48,935	$ (48,935)	$ 937,056

3. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the Consolidated Statement of Operations:

	Year ended December 31,	
	2018	2017
Revenue		
Policy concessions	$ 14,932,637	$ 12,418,247
Mutual fund concessions	7,564,005	6,648,660
Field Reimbursements	553,288	587,131
Brokerage equity concessions	489,116	437,932
Variable product distribution fee	330,000	330,000
Investment advisory fees	146,709	104,005
Total revenues from contracts with customers	24,015,755	20,525,975
Interest income	9,875	3,621
Other revenues	63,798	56,878
Revenues as included in the Consolidated Statement of Operations	$ 24,089,428	$ 20,586,473

The following discussions describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts.

Policy concessions

The Company has entered into agreements with several organizations to sell variable and fixed annuities as well as medical, dental, long term care, disability, disability income, and accidental death insurance to its customers. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policy holder.

3. Revenues from Contracts with Customers (continued)

Mutual fund concessions

The Company has entered into agreements with several organizations to sell mutual funds to its customers. The related performance obligation is the successful sale of the mutual fund assets. The Company will recognize mutual fund sales commission revenues at the point in time the performance obligation has been satisfied, which is the trade date.

Field reimbursements

The Company has entered into agreements with the registered representatives that sell the Company's products. The Company charges those registered representatives fees to be properly licensed and registered with FINRA and any other states or regulator authorities. The Company will recognize field reimbursement revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Brokerage equity concessions

The Company has entered into agreements with Pershing to sell equity investments to its customers. The related performance obligation is the successful sale of the equity assets. The Company will recognize equity sales commission revenues at the point in time the performance obligation has been satisfied, which is the date the fee is charged.

Variable product distribution fee

The Company has entered into agreements with Modern Woodmen of America to sell its variable annuity to its customers. The related performance obligation is the successful sale, subsequent ongoing servicing and monitoring of the variable annuity assets. The Company will recognize variable product distribution fee revenues at the point in time the performance obligation has been satisfied, which is monthly.

3. Revenues from Contracts with Customers (continued)

Investment advisory fees

The Company has entered into agreements with several organizations to earn fees for servicing investment advisory accounts of its customers. The related performance obligation is the servicing of the assets, including processing purchases and sales. The Company receives asset based fees quarterly for satisfying the performance obligations, and are based on a percentage of the net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of our control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Costs to fulfill the contacts with customer include commissions paid to agents for sales and servicing of the related assets and insurance products. These costs related to performance obligations already satisfied and are expensed when incurred.

4. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2018, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2018, the Company had a tax net operating loss carryover of $14,900,838. The tax net operating losses arising in 2001 through 2017 may be carried forward until 2021 through 2037. The tax net operating losses of $130,507 arising in 2018 does not have any expiration date. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2018 and 2017. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $3,129,176 and $3,101,770 at December 31, 2018 and 2017, respectively, because of the uncertainty of future income necessary for its ultimate realization. On December 22, 2017, the Tax Cuts and Jobs Act (the Act) was signed into law, significantly changing US corporate income tax laws. The Act reduced the corporate income tax rate to 21%, and as such, the Company remeasured its deferred tax assets and valuation allowances for the new tax rate. The effects of the Act were reflected in the 2018 and 2017 financial statements of the Company. The impact to the 2017 financial statements was a decrease in the net deferred tax asset and related valuation allowance by $1,920,143.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2018 or 2017. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2015 through 2018 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

6. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2018, the Company had net defined capital of $749,830, which was $499,830 in excess of the required net capital of $250,000 at that date. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 1.77 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2018, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

7. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in June 2001 and was amended in 2010 and 2017. Concessions income derived from proprietary variable product transactions, which were substantially distributed in commissions to representatives selling those products, totaled $10,248,087 and $8,229,649, respectively, in 2018 and 2017. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. During 2018 and 2017, total net expenses reimbursed to Modern Woodmen of America were $3,099,406 and $2,924,780, respectively. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

7. Related-Party Transactions (continued)

During 2018 and 2017, Modern Woodmen of America contributed capital of $250,000 and $250,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

8. Commitments and Contingencies

Regulatory Matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Information

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2018

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,006,415
2. Deduct ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			1,006,415
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			1,006,415
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 49,615		
2. Prepaid expenses and other receivables	192,695	$ 242,310	
B. Secured demand note deficiency		-	
C. Commodity futures contracts and spot commodities – proprietary capital charges		-	
D. Other deductions and/or charges		-	242,310
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			764,105

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	14,275	
D. Undue concentration	-	
E. Other	-	14,275
10. Net capital		$ 749,830

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 88,250
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	250,000
14. Excess net capital (line 10 less 13)	499,830
15. Net capital less greater of 10% of line 19 or 120% of line 12	449,830

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 1,137,858	
• Due to Modern Woodmen of America	185,889	1,323,747

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	$ -
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		-
19. Total aggregate indebtedness		1,323,747
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		176.54%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		-

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 22, 2019.

MWA Financial Services, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Exhibit A of SEC Rule 15c3-3

December 31, 2018

Exemptive Provision

22.	If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A.	(k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B.	(k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C.	(k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC	X
D.	(k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Schedule III – Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2018

Exemptive Provision

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that rule.